FULLER, TUBB, POMEROY & STOKES
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
201 ROBERT S. KERR AVENUE, SUITE 1000
OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)	TELEPHONE 405-235-2575
JERRY TUBB	FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
_____

OF COUNSEL:	THOMAS J. KENAN E-MAIL:
MICHAEL A. BICKFORD	kenan@ftpslaw.com
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS

April 4, 2005

Cicely D. Luckey, Senior Staff Accountant
Division of Corporation Finance
Mail Stop 09-09
U.S. Securities and Exchange Commission
Washington, DC 20549

ATTENTION YOLANDA CRITTENDO, STAFF ACCOUNTANT

Re:	Concierge Technologies, Inc.
File No. 000-29913
Form 10-KSB for the year ended June 30, 2004
Form 10-QSB for the period ended September 30, 2004

Dear Ms. Luckey:

With regard to your letter of February 16, 2005 containing four comments with respect to the referenced filings, please be advised as follows:

Form 10-KSB
Financial Statements and Notes
Note 10 - Subscriptions for Common Stock Subject to Contingency, page 23

1.
We are supplementally furnishing the staff a copy of the company’s attorney’s opinion letter, the effect of which is that subsequent to December 31, 2004 all contingencies have been removed by the passage of time and the application of applicable statutes of limitations. We believe that no changes need be made to the financial statements of Concierge on file but that the change in the balance sheet and Notes will be reflected in the Form 10-QSB to be filed for the interim period ended March 31, 2005.

Cicely D. Luckey
April 4, 2005

Note 16 - Acquisition, page 26

2.	Upon acquiring Planet Halo: The Company assigned the value of the goodwill based upon Paragraph 43 of SFAS 141, which describes the criteria of recording the value of the goodwill:

FAS141, Par. 43
“The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria in paragraph 39 shall be included in the amount recognized as goodwill.”

The Company evaluated the market potential of the pending patents and trademarks held by Planet Halo and placed a higher value on the know-how of the management team and the beta-stage development status of their product offering. Should Planet Halo succeed in placing their product in the market it will be due primarily to financing brought to the effort by Concierge. Investors in this technology are expected to rely more heavily on the future earning potential of the products than on any existing asset being acquired in the Planet Halo acquisition. Goodwill is the proper place to book this intangible asset since no other category properly meets a criteria test in accordance with SFAS 141.

3.
Accounting policy on impairment of goodwill: Intangible assets consist of goodwill. The Company evaluates intangible assets, goodwill and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets and, goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. Potential impairment of goodwill is being evaluated in accordance with SFAS No. 142. The SFAS No. 142 is applicable to the financial statements of the Company beginning July 1, 2002.

4.
Compliance with Rule 310 (c) and (d): The Company performed the basic tests of significance as described under Regulation S-B and ascertained that in all three instances, the acquiree, Planet Halo, did not meet the threshold level of 20%. No audited financial statements were required for the transaction, nor were audited financial statements required to be reported on Form 8-K. Subsequently, the financial statements of Planet Halo were audited and included in our consolidated audited financial statements reported on Form 10-KSB period ending June 30, 2004, and reviewed on Form 10-QSB for the period ending September 30, 2004.

Cicely D. Luckey
April 4, 2005

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should additional information be needed.

Sincerely,

/s/ Thomas J. Kenan

Thomas J. Kenan

cc:	David Neibert, CEO of Concierge Technologies, Inc.
Hamid Kabani, C.P.A.